                                   EXHIBIT 11




                                             Three Months Ended
                                                 March 31,
                                             1996         1995
                                          -----------  -----------
Net income                                 $1,154,000   $1,027,000

Primary average common and common
 equivalent shares                          2,478,160    2,423,347
Primary earnings per common and common
 equivalent share                            $ 0.47       $ 0.42

Fully diluted average common and common
 equivalent shares                          2,478,267    2,429,833
Fully diluted earnings per common and
 common equivalent share                     $ 0.47       $ 0.42


                                      17